Bionomics Limited

23 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04010379

RECEIVED
MAR - 8 2004
187

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per. Jill Mashado
Company Secretary

PROCESSED
MAR 09 2004
THOMSON
FINANCIAL

3/9

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
23 February 2004

BIONOMICS' $6 MILLION FUNDING TO ACCELERATE DRUG DISCOVERY

Bionomics Limited (ASX:BNO, US OTC:BMICY) today announced a capital raising of approximately $6 million by way of an institutional placement and intended shareholders' entitlements issue. The Company expects that details of the intended shareholders' entitlements issue will be announced by the end of February 2004.

The Company has completed a placement of approximately 12.46 million ordinary shares to raise approximately $4 million, subject to settlement by participating institutions and other larger current shareholders. The placees include seven institutional investors, including an overseas investor.

For the balance of the capital raising, being approximately $2 million, it is intended that all qualifying shareholders will be invited to participate in an entitlements issue of ordinary shares with attaching options, on the same basis as the placement shares. It is intended that this shareholders' entitlements issue will be underwritten by Intersuisse Limited.

The funds raised by this placement and shareholders' entitlements issue will be used to fast track the Company's epilepsy and anxiety drug discovery programs. Bionomics' drug discovery program is focussed on the GABA receptor and utilizes the Company's genomics-driven drug discovery platform ionX®, including Bionomics' proprietary animal models of human inherited epilepsy.

The issue price of 32 cents per share represents a 15.4% discount to market on the 3-day average closing price of Bionomics' shares prior to the day the terms were agreed with the Issue Manager, Intersuisse Corporate who arranged the placement.

The ordinary shares to be issued in both the placement and intended shareholders' entitlements issue will also include one free listed option for every two new ordinary shares issued.

Dr Deborah Rathjen, Bionomics CEO and Managing Director commented, "It is pleasing to see some of the Company's current top twenty shareholders participating in this placement by taking over 50% of the placement. We also welcome three new institutions onto the register. This support from major institutions and our current shareholders provides Bionomics with a strong financially competitive position. This is crucial for the Company to now commercialise its significant scientific achievements over recent years."

Bionomics intends to issue approximately 6.23 million of the placement shares by 1 March 2004. The issue of the remaining placement shares and placement options is subject to shareholder approval, in order to comply with the ASX Listing Rules. The

Company intends to hold a shareholder meeting for this purpose by no later than 8 April 2004.

Further information required by Listing Rule 3.10.3 for the private placement accompanies this announcement.

In accordance with ASIC Class Order 02/1180 the Company advises that there is no information of the kind that would be required to be disclosed under Section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on Section 713 of the Act in relation to an offer of the securities.

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

For more information about Bionomics, visit www.bionomics.com.au

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

DAVID McGLASHAN
DIRECTOR
INTERSUISSE CORPORATE PTY LTD
Ph: +61 (0) 412 253352

Or visit the Bionomics website on www.bionomics.com.au

LISTING RULE 3.10.3 INFORMATION

In accordance with Listing Rule 3.10.3, Bionomics provides the following details of the placement shares:

Class of Securities	FULLY PAID ORDINARY SHARES
Number to be issued	Approximately 12.46 million
Principal terms of securities	The shares will carry standard rights applicable to ordinary shares in the Company and will, from the date of issue, rank equally with fully paid ordinary shares currently on issue.
Issue Price	$0.32 per share
Purpose of Issue	To raise working capital which primarily will be used to fast track the discovery of better drugs to treat epilepsy and anxiety.
Shareholder Approval	The Company will not seek shareholder approval prior to the issue of approximately 6.23 million of the placement shares, as approval of this number of shares is not required by the Listing Rules. The Company intends to subsequently seek approval of this number of shares at a general meeting pursuant to Listing Rule 7.4 (subsequent approval of an issue of securities). The Company will seek shareholder approval prior to the issue of approximately 6.23 million of the placement shares, in accordance with Listing Rule 7.1.5 at a general meeting.
Issue to Class	The issue is not being made to a class of security holders.

In accordance with Listing Rule 3.10.3, Bionomics provides the following details of the placement options:

Class of Securities	LISTED OPTIONS
Number to be issued	Approximately 6.23 million
Principal terms of securities	One free option for every two new ordinary shares issued exercisable at 50 cents per share on or before 31 July 2007.
Issue Price	Nil
Purpose of Issue	To raise working capital which primarily will be used to fast track the discovery of better drugs to treat epilepsy and anxiety.
Shareholder Approval	The Company will seek shareholder approval prior to the issue of the placement options, in accordance with Listing Rule 7.1.5 at a general meeting.
Issue to Class	The issue is not being made to a class of security holders.